  Exhibit 99.2

Consolidated financial statements of

Intellipharmaceutics
International Inc.

November 30, 2018, 2017 and 2016

Intellipharmaceutics International Inc.
November 30, 2018, 2017 and 2016

Table of contents

Report of Independent Registered Public Accounting Firm	1-2

Consolidated balance sheets	3

Consolidated statements of operations and comprehensive loss	4

Consolidated statements of shareholders’ equity (deficiency)	5

Consolidated statements of cash flows	6

Notes to the consolidated financial statements	7-36

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Intellipharmaceutics International Inc.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated financial statements of Intellipharmaceutics International Inc. and its subsidiaries (the “Company”), which comprise the consolidated balance sheets as at November 30, 2018 and 2017, and the consolidated statements of operations and comprehensive loss, shareholders’ equity (deficiency) and cash flows for each of the three years in the period ended November 30, 2018, and the related notes, comprising a summary of significant accounting policies and other explanatory information (collectively referred to as the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as at November 30, 2018 and 2017, and its consolidated results of operations and its consolidated cash flows for each of the three years in the period ended November 30, 2018, in conformity with accounting principles generally accepted in the United States of America (US GAAP).

Material Uncertainty Related to Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company’s recurring losses from operations raise substantial doubt about its ability to continue as a going concern. Management’s plans concerning these matters are also discussed in Note 1 to the consolidated financial statements. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in conformity with US GAAP, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to error or fraud.

Auditor’s Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement, whether due to error or fraud. Those standards also require that we comply with ethical requirements, including independence. We are required to be independent with respect to the Company in accordance with the ethical requirements that are relevant to our audits of the consolidated financial statements in Canada, the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We are a public accounting firm registered with the PCAOB.

An audit includes performing procedures to assess the risks of material misstatements of the consolidated financial statements, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures include obtaining and examining, on a test basis, audit evidence regarding the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to error or fraud. In making those risk assessments, we consider internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Accordingly, we express no such opinion.

An audit also includes evaluating the appropriateness of accounting policies and principles used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a reasonable basis for our audit opinion.

/s/ MNP LLP
Toronto, Canada	Chartered Professional Accountants
February 22, 2019	Licensed Public Accountants

We have served as the Company’s auditor since 2016.

Intellipharmaceutics International Inc.
Consolidated balance sheets
As at November 30, 2018 and 2017
(Stated in U.S. dollars)
	2018	2017
	$	$

Assets
Current
Cash	6,641,877	1,897,061
Accounts receivable, net (Note 4)	239,063	689,619
Investment tax credits	998,849	636,489
Prepaid expenses, sundry and other assets	586,794	225,092
Inventory (Note 3)	251,651	115,667
	8,718,234	3,563,928

Deferred offering costs (Note 10)	-	565,302
Property and equipment, net (Note 5)	2,755,993	3,267,551
	11,474,227	7,396,781

Liabilities
Current
Accounts payable	2,643,437	2,060,084
Accrued liabilities (Note 6)	353,147	782,369
Employee costs payable (Note 8)	222,478	214,980
Convertible debentures (Note 7)	1,790,358	1,290,465
Deferred revenue (Note 3)	300,000	300,000
	5,309,420	4,647,898

Deferred revenue (Note 3)	2,062,500	2,362,500
	7,371,920	7,010,398

Shareholders' equity
Capital stock (Note 10)
Authorized
Unlimited common shares without par value
Unlimited preference shares
Issued and outstanding
18,252,243 common shares	44,327,952	35,290,034
(November 30, 2017 - 3,470,451)
Additional paid-in capital	45,110,873	36,685,387
Accumulated other comprehensive income	284,421	284,421
Accumulated deficit	(85,620,939)	(71,873,459)
	4,102,307	386,383
Contingencies (Note 16)
	11,474,227	7,396,781

On behalf of the Board:

/s/ Dr. Isa Odidi	/s/ Bahadur Madhani
Dr. Isa Odidi, Chairman of the Board	Bahadur Madhani, Director

See accompanying notes to consolidated financial statements

Intellipharmaceutics International Inc.
Consolidated statements of operations and comprehensive loss for the years ended November 30, 2018, 2017 and 2016

(Stated in U.S. dollars)

	2018	2017	2016
	$	$	$
Revenues
Licensing (Note 3)	1,370,607	5,025,350	2,209,502
Up-front fees (Note 3)	342,124	479,102	37,500
	1,712,731	5,504,452	2,247,002

Cost of goods sold	124,870	704,006	-
Gross Margin	1,587,861	4,800,446	2,247,002

Expenses
Research and development	10,827,293	9,271,353	8,166,736
Selling, general and administrative	3,476,450	3,287,914	3,546,132
Depreciation (Note 5)	610,384	506,961	385,210
	14,914,127	13,066,228	12,098,078

Loss from operations	(13,326,266)	(8,265,782)	(9,851,076)

Net foreign exchange (loss) gain	8,592	(80,093)	(22,470)
Interest income	227	15,037	207
Interest expense	(255,231)	(389,239)	(270,238)
Financing cost (Note 10)	(174,802)	(137,363)	-
Net loss and comprehensive loss	(13,747,480)	(8,857,440)	(10,143,577)

Loss per common share, basic and diluted	(2.89)	(2.86)	(3.80)

Weighted average number of common
shares outstanding, basic and diluted	4,762,274	3,101,448	2,669,958

See accompanying notes to consolidated financial statements

Intellipharmaceutics International Inc.
Consolidated statements of shareholders' equity (deficiency)
for the years ended November 30, 2018, 2017 and 2016
(Stated in U.S. dollars)

				Accumulated		Total
			Additional	other		shareholders'
		Capital stock	paid-in	comprehensive	Accumulated	equity
	Number	amount	capital	income	deficit	(deficiency)
		$	$	$	$	$

Balance, November 30, 2015	2,424,405	21,481,242	30,969,093	284,421	(52,872,442)	(137,686)
DSU's to non-management board members (Note 12)	-	-	31,628	-	-	31,628
Stock options to employees (Note 11)	-	-	2,261,444	-	-	2,261,444
Shares issued for options exercised (Note 11)	2,750	87,259	(34,391)	-	-	52,868
Proceeds from at-the-market financing (Note 10)	147,126	3,469,449	-	-	-	3,469,449
Proceeds from issuance of shares and warrants (Note 10 & 14)	368,927	4,764,777	1,175,190	-	-	5,939,967
Share issuance cost (Note 10)	-	(1,002,655)	(158,736)	-	-	(1,161,391)
Issuance of shares on exercise of warrants (Note 14)	35,791	1,030,719	(330,066)	-	-	700,653
Modification of 2013 Debenture (Note 7)	-	-	102,909	-	-	102,909
Net loss	-	-	-	-	(10,143,577)	(10,143,577)
Balance, November 30, 2016	2,978,999	29,830,791	34,017,071	284,421	(63,016,019)	1,116,264
DSU's to non-management board members (Note 12)	-	-	30,355	-	-	30,355
Stock options to employees (Note 11)	-	-	1,749,999	-	-	1,749,999
Shares issued for options exercised (Note 11)	200	1,100	642	-	-	1,742
Proceeds from at-the-market financing (Note 10)	110,815	2,541,640	-	-	-	2,541,640
Proceeds from issuance of shares and warrants (Note 10 & 14)	363,636	3,257,445	742,555	-	-	4,000,000
Cost of warrants issued to placement agent (Note 14)	-	(86,196)	86,196	-	-	-
Share issuance cost (Note 10)	-	(685,319)	(108,912)	-	-	(794,231)
Issuance of shares on exercise of warrants (Note 14)	16,801	430,573	(106,315)	-	-	324,258
Modification of 2013 Debenture (Note 7)	-	-	273,796	-	-	273,796
Net loss	-	-	-	-	(8,857,440)	(8,857,440)
Balance, November 30, 2017	3,470,451	35,290,034	36,685,387	284,421	(71,873,459)	386,383
DSU's to non-management board members (Note 12)	-	-	7,565	-	-	7,565
Stock options to employees (Note 11)	-	-	927,686	-	-	927,686
Proceeds from issuance of shares and warrants (Note 10 & 14)	3,658,564	5,993,472	13,651,434	-	-	19,644,906
Proceeds from exercise of Pre-Funded Warrants (Note 14)	11,123,334	4,012,528	(3,901,275)	-	-	111,253
Shares to be issued from exercise of Pre-Funded Warrants (Note 10 & 14)	-	371,551	(361,251)			10,300
Cost of warrants issued to placement agent (Note 14)	-	(602,981)	602,981	-	-	-
Share issuance cost (Note 10)	-	(736,652)	(2,568,321)	-	-	(3,304,973)
Beneficial conversion feature related to 2018 Debenture (Note 7)	-	-	66,667	-	-	66,667
Net loss	-	-	-	-	(13,747,480)	(13,747,480)
Rounding of fractional shares after consolidation (Note 2)	(106)	-	-	-	-	-
Balance, November 30, 2018	18,252,243	44,327,952	45,110,873	284,421	(85,620,939)	4,102,307

See accompanying notes to consolidated financial statements

Intellipharmaceutics International Inc.
Consolidated statements of cash flows
for the years ended November 30, 2018, 2017 and 2016
(Stated in U.S. dollars)

	2018	2017	2016
	$	$	$

Net loss	(13,747,480)	(8,857,440)	(10,143,577)
Items not affecting cash
Depreciation (Note 5)	612,736	520,838	385,210
Stock-based compensation (Note 11)	927,686	1,749,999	2,261,444
Deferred share units (Note 12)	7,565	30,355	31,628
Accreted interest (Note 7)	66,560	219,497	79,245
Financing cost (Note 10)	174,802	137,363	-
Provision for doubtful debts (Note 4)	-	66,849	-
Unrealized foreign exchange loss (gain)	52,613	56,998	22,916

Change in non-cash operating assets & liabilities
Accounts receivable	450,556	(283,994)	6,200
Investment tax credits	(362,360)	44,647	(223,115)
Prepaid expenses, sundry and other assets	(361,702)	175,550	(171,417)
Inventory	(135,984)	(115,667)	-
Accounts payable, accrued liabilities and employee costs payable	106,048	599,220	(1,466,019)
Deferred revenue	(300,000)	(450,000)	2,962,500
Cash flows used in operating activities	(12,508,960)	(6,105,785)	(6,254,985)

Financing activities
Repayment of 2013 Debenture (Note 7)	-	(150,000)	-
2018 Debenture financing (Note 7)	500,000	-	-
Repayment of capital lease obligations	-	(14,829)	(21,291)
Issuance of shares on exercise of stock options (Note 11)	-	1,742	52,868
Issuance of common shares on at-the-market financing, gross (Note 10)	-	2,541,640	3,469,449
Proceeds from issuance of shares and warrants (Note 10)	19,644,906	4,000,000	5,939,967
Proceeds from issuance of shares on exercise of warrants (Note 14)	111,253	324,258	700,653
Proceeds from shares to be issued from exercise of Pre-Funded Warrants (Note 14)	10,300	-	-
Offering costs	(2,911,505)	(1,020,643)	(982,023)
Cash flows provided from financing activities	17,354,954	5,682,168	9,159,623

Investing activity
Purchase of property and equipment (Note 5)	(101,178)	(1,823,746)	(515,410)
Cash flows used in investing activities	(101,178)	(1,823,746)	(515,410)

Increase (decrease) in cash	4,744,816	(2,247,363)	2,389,228
Cash, beginning of year	1,897,061	4,144,424	1,755,196
Cash, end of year	6,641,877	1,897,061	4,144,424

Supplemental cash flow information
Interest paid	209,675	123,204	165,585
Taxes paid	-	-	-

See accompanying notes to consolidated financial statements

Intellipharmaceutics International Inc.
Notes to the consolidated financial statements
November 30, 2018, 2017 and 2016
(Stated in U.S. dollars)

1.
Nature of operations

Intellipharmaceutics International Inc. (“IPC” or the “Company”) is a pharmaceutical company specializing in the research, development and manufacture of novel and generic controlled-release and targeted-release oral solid dosage drugs.

On October 22, 2009, IntelliPharmaCeutics Ltd. (“IPC Ltd. “) and Vasogen Inc. (“Vasogen”) completed a court approved plan of arrangement and merger (the “IPC Arrangement Agreement”), resulting in the formation of the Company, which is incorporated under the laws of Canada. The Company’s common shares are traded on the Toronto Stock Exchange (“TSX”) and the Nasdaq Capital Market (“Nasdaq”).

The Company earns revenue from non-refundable upfront fees, milestone payments upon achievement of specified research or development, exclusivity milestone payments and licensing and cost plus payments on sales of resulting products. In November 2013, the U.S. Food and Drug Administration (“FDA”) granted the Company final approval to market the Company’s first product, the 15 mg and 30 mg strengths of the Company’s generic Focalin XR® (dexmethylphenidate hydrochloride extended-release) capsules. In 2017, the FDA granted final approval for the remaining 6 (six) strengths, all of which have been launched. In May 2017, the FDA granted the Company final approval for its second commercialized product, the 50, 150, 200, 300 and 400 mg strengths of generic Seroquel XR® (quetiapine fumarate extended release) tablets, and the Company commenced shipment of all strengths that same month. In November 2018, the FDA granted the Company final approval for its venlafaxine hydrochloride extended-release capsules in the 37.5, 75, and 150 mg strengths.

Going concern

The consolidated financial statements are prepared on a going concern basis, which assumes that the Company will be able to meet its obligations and continue its operations for the next twelve months. The Company has incurred losses from operations since inception and has reported losses of $13,747,480 for the year ended November 30, 2018 (2017 - $8,857,440; 2016 - $10,143,577), and has an accumulated deficit of $85,620,939 as at November 30, 2018 (November 30, 2017 - $71,873,459). The Company has a working capital of $3,408,814 as at November 30, 2018 (November 30, 2017 – working capital deficiency of $1,083,970). The Company has funded its research and development (“R&D”) activities principally through the issuance of securities, loans from related parties, funds from the IPC Arrangement Agreement, and funds received under development agreements. There is no certainty that such funding will be available going forward. These conditions raise substantial doubt about its ability to continue as a going concern and realize its assets and pay its liabilities as they become due.

In order for the Company to continue as a going concern and fund any significant expansion of its operation or R&D activities, the Company may require significant additional capital. Although there can be no assurances, such funding may come from revenues from the sales of the Company’s generic Focalin XR® (dexmethylphenidate hydrochloride extended-release) capsules, from revenues from the sales of the Company’s generic Seroquel XR® (quetiapine fumarate extended-release) tablets and from potential partnering opportunities. Other potential sources of capital may include payments from licensing agreements, cost savings associated with managing operating expense levels, other equity and/or debt financings, and/or new strategic partnership agreements which fund some or all costs of product development. The Company’s ultimate success will depend on whether its product candidates receive the approval of the FDA or Health Canada and whether it is able to successfully market approved products.

The Company cannot be certain that it will be able to receive FDA or Health Canada approval for any of its current or future product candidates, or that it will reach the level of sales and revenues necessary to achieve and sustain profitability, or that the Company can secure other capital sources on terms or in amounts sufficient to meet its needs.

The availability of equity or debt financing will be affected by, among other things, the results of the Company’s R&D, its ability to obtain regulatory approvals, its success in commercializing approved products with its commercial partners and the market acceptance of its products, the state of the capital markets generally, strategic alliance agreements, and other relevant commercial considerations. In addition, if the Company raises additional funds by issuing equity securities, its then existing security

Intellipharmaceutics International Inc.
Notes to the consolidated financial statements
November 30, 2018, 2017 and 2016
(Stated in U.S. dollars)

1.
Nature of operations (continued)

Going concern (continued)

holders will likely experience dilution, and the incurring of indebtedness would result in increased debt service obligations and could require the Company to agree to operating and financial covenants that would restrict its operations. Any failure on its part to successfully commercialize approved products or raise additional funds on terms favorable to the Company or at all, may require the Company to significantly change or curtail its current or planned operations in order to conserve cash until such time, if ever, that sufficient proceeds from operations are generated, and could result in the Company not taking advantage of business opportunities, in the termination or delay of clinical trials or the Company not taking any necessary actions required by the FDA or Health Canada for one or more of the Company’s product candidates, in curtailment of the Company’s product development programs designed to identify new product candidates, in the sale or assignment of rights to its technologies, products or product candidates, and/or its inability to file Abbreviated New Drug Applications (“ANDAs”), Abbreviated New Drug Submissions (“ANDSs”) or New Drug Applications (“NDAs”) at all or in time to competitively market its products or product candidates.

The consolidated financial statements do not include any adjustments that might result from the outcome of uncertainties described above. If the going concern assumption no longer becomes appropriate for these consolidated financial statements, then adjustments would be necessary to the carrying values of assets and liabilities, the reported expenses and the balance sheet classifications used. Such adjustments could be material.

2.
Basis of presentation

(a)
Basis of consolidation

These consolidated financial statements include the accounts of the Company and its wholly owned operating subsidiaries, IPC Ltd., Intellipharmaceutics Corp. (“IPC Corp”), and Vasogen Corp.

References in these consolidated financial statements to share amounts, per share data, share prices, exercise prices and conversion rates have been adjusted to reflect the effect of the 1-for-10 reverse split which became effective on each of Nasdaq and TSX at the opening of the market on September 14, 2018.

In September 2018, the Company announced a one-for-ten share consolidation (the “reverse split”). At a special meeting of the Company’s shareholders held on August 15, 2018, the Company’s shareholders granted the Company’s Board of Directors discretionary authority to implement a consolidation of the issued and outstanding common shares of the Company on the basis of a consolidation ratio within a range from five (5) pre-consolidation common shares for one (1) post-consolidation common share to fifteen (15) pre-consolidation common shares for one (1) post-consolidation common share. The Board of Directors selected a share consolidation ratio of ten (10) pre-consolidation shares for one (1) post-consolidation common share. On September 12, 2018, the Company filed an amendment to the Company’s articles ("Articles of Amendment") to implement the one-for-10 reverse split. The Company’s common shares began trading on each of the Nasdaq and TSX on a post-split basis under the Company’s existing trade symbol "IPCI" at the opening of the market on September 14, 2018. In accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”), the change has been applied retroactively.

All inter-company accounts and transactions have been eliminated on consolidation.

(b)
Use of estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the year. Actual results could differ from those estimates.

Intellipharmaceutics International Inc.
Notes to the consolidated financial statements
November 30, 2018, 2017 and 2016
(Stated in U.S. dollars)

2.
Basis of presentation (continued)

(b)
Use of estimates (continued)

Areas where significant judgment is involved in making estimates are: the determination of the functional currency; the fair values of financial assets and liabilities; the determination of units of accounting for revenue recognition; the accrual of licensing and milestone revenue; and forecasting future cash flows for assessing the going concern assumption.

3.
Significant accounting policies

(a)
Cash and cash equivalents

The Company considers all highly liquid securities with an original maturity of three months or less to be cash equivalents. Cash equivalent balances consist of bankers’ acceptances and bank accounts with variable market rates of interest. The financial risks associated with these instruments are minimal and the Company has not experienced any losses from investments in these securities. The carrying amount of cash approximates its fair value due to its short-term nature.

As at November 30, 2018 and 2017, the Company had no cash equivalents.

(b)
Accounts receivable

The Company reviews its sales and accounts receivable aging and determines whether an allowance for doubtful accounts is required.

(c)
Financial instruments

The Company evaluates all of its financial instruments to determine if such instruments are derivatives or contain features that qualify as embedded derivatives. For derivative financial instruments that are classified as liabilities, the derivative instrument is initially recorded at its fair value using the appropriate valuation methodology and is then re-valued at each reporting date, with changes in the fair value reported in the consolidated statements of operations and comprehensive loss.

(d)
Investment tax credits

The investment tax credits (“ITC") receivable are amounts considered recoverable from the Canadian federal and provincial governments under the Scientific Research & Experimental Development (“SR&ED”) incentive program. The amounts claimed under the program represent the amounts based on management estimates of eligible research and development costs incurred during the year. Realization is subject to government approval. Any adjustment to the amounts claimed will be recognized in the year in which the adjustment occurs. Refundable ITCs claimed relating to capital expenditures are credited to property and equipment. Refundable ITCs claimed relating to current expenditures are netted against research and development expenditures.

(e)
Property and equipment

Property and equipment are recorded at cost. Equipment acquired under capital leases are recorded net of imputed interest, based upon the net present value of future payments. Assets under capital leases are pledged as collateral for the related lease obligation. Repairs and maintenance expenditures are charged to operations; major betterments and replacements are capitalized. Depreciation bases and rates are as follows:

Intellipharmaceutics International Inc.
Notes to the consolidated financial statements
November 30, 2018, 2017 and 2016
(Stated in U.S. dollars)

3.
Significant accounting policies (continued)

(e)
Property and equipment (continued)

Assets	Basis	Rate

Computer equipment	Declining balance	30%
Computer software	Declining balance	50%
Furniture and fixtures	Declining balance	20%
Laboratory equipment	Declining balance	20%
Leasehold improvements	Straight line	Over term of lease

Leasehold improvements and assets acquired under capital leases are depreciated over the term of their useful lives or the lease period, whichever is shorter. The charge to operations resulting from depreciation of assets acquired under capital leases is included with depreciation expense.

(f)
Impairment of long-lived assets

Long-lived assets are reviewed for impairment when events or circumstances indicate that the carrying value of an asset may not be recoverable. For assets that are to be held and used, impairment is recognized when the sum of estimated undiscounted cash flows associated with the asset or group of assets is less than its carrying value. If impairment exists, an adjustment is made to write the asset down to its fair value, and a loss is recorded as the difference between the carrying value and fair value.

(g)
Warrants

The Company previously issued warrants as described in Notes 10 and 14. In fiscal 2013, the outstanding warrants were presented as a liability because they did not meet the criteria of Accounting Standard Codification (“ASC”) topic 480 Distinguishing Liabilities from Equity for equity classification. Subsequent changes in the fair value of the warrants were recorded in the consolidated statements of operations and comprehensive loss. The Company changed its functional currency effective December 1, 2013 such that these warrants met the criteria for prospective equity classification in ASC topic 480, and the U.S. dollar translated amount of the warrant liability at December 1, 2013 became the amount reclassified to equity.

(h)
Convertible debentures

In fiscal 2013, the Company issued an unsecured convertible debenture in the principal amount of $1.5 million (the “2013 Debenture”) as described in Note 7. At issuance, the conversion option was bifurcated from its host contract and the fair value of the conversion option was characterized as an embedded derivative upon issuance as it met the criteria of ASC topic 815 Derivatives and Hedging. Subsequent changes in the fair value of the embedded derivative were recorded in the consolidated statements of operations and comprehensive loss. The proceeds received from the 2013 Debenture less the initial amount allocated to the embedded derivative were allocated to the liability and were accreted over the life of the 2013 Debenture using the effective rate of interest. The Company changed its functional currency effective December 1, 2013 such that the conversion option no longer met the criteria for bifurcation and was prospectively reclassified to shareholders’ equity under ASC Topic 815 at the U.S. dollar translated amount at December 1, 2013.

On September 10, 2018, the Company completed a private placement financing of an unsecured convertible debenture in the principal amount of $0.5 million (the “2018 Debenture”) as described in Note 7. At issuance, the conversion price was lower than the market share price, and the value of the beneficial conversion feature related to the 2018 Debenture was allocated to shareholders’ equity.

(i)
Revenue recognition

The Company accounts for revenue in accordance with the provisions of ASC topic 605 Revenue Recognition. The Company earns revenue from non-refundable upfront fees, milestone payments upon achievement of specified research or development, exclusivity milestone payments and licensing payments on sales of resulting products. Revenue is realized or realizable and earned when

Intellipharmaceutics International Inc.
Notes to the consolidated financial statements
November 30, 2018, 2017 and 2016
(Stated in U.S. dollars)

3.
Significant accounting policies (continued)

(i)
Revenue recognition (continued)

evidence of an arrangement exists, delivery has occurred or services have been rendered, the price to the customer is fixed or determinable, and collectability is reasonably assured. From time to time, the Company enters into transactions that represent multiple-element arrangements. Management evaluates arrangements with multiple deliverables to determine whether the deliverables represent one or more units of accounting for the purpose of revenue recognition.

A delivered item is considered a separate unit of accounting if the delivered item has stand-alone value to the customer, the fair value of any undelivered items can be reliably determined, and the delivery of undelivered items is probable and substantially in the Company's control.

The relevant revenue recognition accounting policy is applied to each separate unit of accounting.

Licensing

The Company recognizes revenue from the licensing of the Company's drug delivery technologies, products and product candidates. Licensing revenue is recognized as earned in accordance with the contract terms when the amounts can be reasonably estimated and collectability is reasonably assured.

The Company has a license and commercialization agreement with Par Pharmaceutical Inc. (“Par”). Under the exclusive territorial license rights granted to Par, the agreement requires that Par manufacture, promote, market, sell and distribute the product. Licensing revenue amounts receivable by the Company under this agreement are calculated and reported to the Company by Par, with such amounts generally based upon net product sales and net profit which include estimates for chargebacks, rebates, product returns, and other adjustments. Licensing revenue payments received by the Company from Par under this agreement are not subject to further deductions for chargebacks, rebates, product returns, and other pricing adjustments. Based on this arrangement and the guidance per ASC topic 605, the Company records licensing revenue as earned in the consolidated statements of operations and comprehensive loss.

The Company also has a license and commercial supply agreement with Mallinckrodt LLC (“Mallinckrodt”) which provides Mallinckrodt an exclusive license to market, sell and distribute in the U.S. three drug product candidates for which the Company has ANDAs filed with the FDA, one of which (the Company’s generic Seroquel XR®) received final approval from the FDA in 2017. Under the terms of this agreement, the Company is responsible for the manufacture of approved products for subsequent sale by Mallinckrodt in the U.S. market. Following receipt of final FDA approval for its generic Seroquel XR®, the Company began shipment of manufactured product to Mallinckrodt.

Licensing revenue in respect of manufactured product is reported as revenue in accordance with ASC topic 605. Once product is sold by Mallinckrodt, the Company receives downstream licensing revenue amounts calculated and reported by Mallinckrodt, with such amounts generally based upon net product sales and net profit which includes estimates for chargebacks, rebates, product returns, and other adjustments. Such downstream licensing revenue payments received by the Company under this agreement are not subject to further deductions for chargebacks, rebates, product returns, and other pricing adjustments. Based on this agreement and the guidance per ASC topic 605, the Company records licensing revenue as earned in the consolidated statements of operations and comprehensive loss.

Milestones

The milestone method recognizes revenue on substantive milestone payments in the period the milestone is achieved. Milestones are considered substantive if all of the following conditions are met: (i) the milestone is commensurate with either the vendor’s performance to achieve the milestone or the enhancement of the value of the delivered item or items as a result of a specific outcome resulting from the vendor’s performance to achieve the milestone; (ii) the milestone relates solely to past performance; and (iii) the milestone is reasonable relative to all of the deliverables and payment terms

Intellipharmaceutics International Inc.
Notes to the consolidated financial statements
November 30, 2018, 2017 and 2016
(Stated in U.S. dollars)

3.
Significant accounting policies (continued)

(i)
Revenue recognition (continued)

Milestones (continued)

within the arrangement. Non-substantive milestone payments that might be paid to the Company based on the passage of time or as a result of a partner’s performance are allocated to the units of accounting within the arrangement; they are recognized as revenue in a manner similar to those units of accounting.

Research and development

Under arrangements where the license fees and research and development activities can be accounted for as a separate unit of accounting, non-refundable upfront license fees are deferred and recognized as revenue on a straight-line basis over the expected term of the Company's continued involvement in the research and development process.

Deferred revenue

Deferred revenue represents the funds received from clients, for which the revenues have not yet been earned, as the milestones have not been achieved, or in the case of upfront fees for drug development, where the work remains to be completed. During the year ended November 30, 2016, the Company received an up-front payment of $3,000,000 from Mallinckrodt pursuant to the Mallinckrodt license and commercial supply agreement, and initially recorded it as deferred revenue, as it did not meet the criteria for recognition. For the year ended November 30, 2018, the Company recognized $300,000 (2017 - $300,000) of revenue based on a straight-line basis over the expected term of the Mallinckrodt agreement of 10 years. In 2015, the Company received an up-front payment of $150,000 from Teva Pharmaceuticals USA, Inc. which the Company recognized as revenue during the year ended November 30, 2017. As of November 30, 2018, the Company has recorded a deferred revenue balance of $2,362,500 (November 30, 2017 - $2,662,500) relating to the underlying contracts, of which $300,000 (November 30, 2017 - $300,000) is considered a current portion of deferred revenue.

(j)
Research and development costs

Research and development costs related to continued research and development programs are expensed as incurred in accordance with ASC topic 730. However, materials and equipment are capitalized and amortized over their useful lives if they have alternative future uses.

(k)
Inventory

Inventories comprise raw materials, work in process, and finished goods, which are valued at the lower of cost or market, on a first-in, first-out basis. Cost for work in process and finished goods inventories includes materials, direct labor, and an allocation of manufacturing overhead. Market for raw materials is replacement cost, and for work in process and finished goods is net realizable value. The Company evaluates the carrying value of inventories on a regular basis, taking into account such factors as historical and anticipated future sales compared with quantities on hand, the price the Company expects to obtain for products in their respective markets compared with historical cost and the remaining shelf life of goods on hand. As of November 30, 2018, the Company had raw materials inventories of $144,659 (2017 - $115,667), work in process of $73,927 (2017 - $Nil) and finished goods inventory of $33,065 (2017 - $Nil) relating to the Company’s generic Seroquel XR® product. The recoverability of the cost of any pre-launch inventories with a limited shelf life is evaluated based on the specific facts and circumstances surrounding the timing of the anticipated product launch.

Intellipharmaceutics International Inc.
Notes to the consolidated financial statements
November 30, 2018, 2017 and 2016
(Stated in U.S. dollars)

3.
Significant accounting policies (continued)

(l)
Income taxes

The Company uses the liability method of accounting for income taxes. Under the liability method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and for losses and tax credit carry forwards. Significant judgment is required in determining whether deferred tax assets will be realized in full or in part. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the year that includes the date of enactments. A valuation allowance is provided for the portion of deferred tax assets that is more likely than not to remain unrealized.

The Company accounts for income taxes in accordance with ASC topic 740-10. This ASC topic requires that uncertain tax positions are evaluated in a two-step process, whereby (i) the Company determines whether it is more likely than not that the tax positions will be sustained based on the technical merits of the position and (ii) those tax positions that meet the more likely than not recognition threshold, the Company would recognize the largest amount of tax benefit that is greater than 50% likely of being realized upon ultimate settlement with the related tax authority. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. The cumulative effects of the application of the provisions of ASC topic 740-10 are described in Note 15.

The Company records any interest related to income taxes in interest expense and penalties in selling, general and administrative expense.

(m)
Share issue costs

Share issue costs are recorded as a reduction of the proceeds from the issuance of capital stock.

(n)
Translation of foreign currencies

Transactions denominated in currencies other than the Company and its wholly owned operating subsidiaries’ functional currencies, monetary assets and liabilities are translated at the period end rates. Revenue and expenses are translated at rates of exchange prevailing on the transaction dates. All of the exchange gains or losses resulting from these other transactions are recognized in the consolidated statements of operations and comprehensive loss.

The functional and reporting currency of the Company and its subsidiaries is the U.S. dollar.

(o)
Stock-based compensation

The Company has a stock-based compensation plan which authorizes the granting of various equity-based incentives including stock options and restricted share units (“RSU”s). The Company calculates stock-based compensation using the fair value method, under which the fair value of the options at the grant date is calculated using the Black-Scholes Option Pricing Model, and subsequently expensed over the vesting period of the option. The provisions of the Company's stock-based compensation plans do not require the Company to settle any options by transferring cash or other assets, and therefore the Company classifies the awards as equity. Stock-based compensation expense recognized during the year is based on the value of stock-based payment awards that are ultimately expected to vest.

The Company estimates forfeitures at the time of grant and are revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. The stock-based compensation expense is recorded in the consolidated statements of operations and comprehensive loss under research and development expense and under selling, general and administration expense. Note 11 provides supplemental disclosure of the Company's stock options.

Intellipharmaceutics International Inc.
Notes to the consolidated financial statements
November 30, 2018, 2017 and 2016
(Stated in U.S. dollars)

3.
Significant accounting policies (continued)

(p)
Deferred Share Units

Deferred Share Units (“DSU”s) are valued based on the trading price of the Company’s common shares on the Toronto Stock Exchange. The Company records the value of the DSU’s owing to non-management board members in the consolidated statement of shareholders’ equity (deficiency).

(q)
Loss per share

Basic loss per share (“EPS”) is computed by dividing the loss attributable to common shareholders by the weighted average number of common shares outstanding. Diluted EPS reflects the potential dilution that could occur from common shares issuable through the exercise or conversion of stock options, restricted stock awards, warrants and convertible securities. In certain circumstances, the conversion of options, warrants and convertible securities are excluded from diluted EPS if the effect of such inclusion would be anti-dilutive.

The dilutive effect of stock options is determined using the treasury stock method. Stock options and warrants to purchase 22,540,535, 980,791 and 754,027 common shares of the Company during fiscal 2018, 2017, and 2016, respectively, were not included in the computation of diluted EPS because the Company has incurred a loss for the years ended November 30, 2018, 2017 and 2016 as the effect would be anti-dilutive.

(r)
Comprehensive loss

The Company follows ASC topic 220. This statement establishes standards for reporting and display of comprehensive (loss) income and its components. Comprehensive loss is net loss plus certain items that are recorded directly to shareholders' equity (deficiency). Other than foreign exchange gains and losses arising from cumulative translation adjustments, the Company has no other comprehensive loss items.

(s)
Fair value measurement

Under ASC topic 820, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e., an exit price). ASC topic 820 establishes a hierarchy for inputs to valuation techniques used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that reflect assumptions market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's own assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. There are three levels to the hierarchy based on the reliability of inputs, as follows:

●
Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

●
Level 2 - Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs include quoted prices for similar assets or liabilities in active markets, or quoted prices for identical or similar assets and liabilities in markets that are not active.

●
Level 3 - Unobservable inputs for the asset or liability.

The degree of judgment exercised by the Company in determining fair value is greatest for instruments categorized in Level 3.

Intellipharmaceutics International Inc.
Notes to the consolidated financial statements
November 30, 2018, 2017 and 2016
(Stated in U.S. dollars)

3.
Significant accounting policies (continued)

(t)
Recently adopted accounting pronouncements

In August 2016, the  Financial Accounting Standards Board ("FASB") issued  Accounting Standards Update (“ASU”) No. 2016-15, Statement of Cash Flows (Topic 230) Classification of Certain Cash Receipts and Cash Payments, which makes eight targeted changes to how cash receipts and cash payments are presented and classified in the Statement of Cash Flows. ASU 2016-15 became effective on May 1, 2018. The Company adopted ASU 2016-15 and the amendments did not have any material impact on the Company’s financial position, results of operations, cash flows or disclosures.

(u)
Future accounting pronouncements

In May 2014, the FASB issued ASU No. 2014-09 (“Topic 606”), Revenue from Contracts with Customers, requiring an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. The updated standard will replace most existing revenue recognition guidance in U.S. GAAP when it becomes effective. In March 2016, the FASB issued ASU No. 2016-08 to clarify the implementation guidance on considerations of whether an entity is a principal or an agent, impacting whether an entity reports revenue on a gross or net basis. In April 2016, the FASB issued ASU No. 2016-10 to clarify guidance on identifying performance obligations and the implementation guidance on licensing. In May 2016, the FASB issued amendments ASU No. 2016-11 and 2016-12 to amend certain aspects of the new revenue guidance (including transition, collectability, noncash consideration and the presentation of sales and other similar taxes) and provided certain practical expedients. The guidance is effective for annual reporting periods beginning after December 15, 2017 (including interim reporting periods). Early adoption is permitted but not before the annual reporting period (and interim reporting period) beginning January 1, 2017. Entities have the option of using either a full retrospective or a modified approach to adopt the guidance. The Company anticipates that the adoption of Topic 606 will not have a material impact on the Company’s financial position, results of operations, and cash flows.

In January 2016, the FASB issued ASU No. 2016-01, which makes limited amendments to the guidance in U.S. GAAP on the classification and measurement of financial instruments. The new standard significantly revises an entity’s accounting related to (1) the classification and measurement of investments in equity securities and (2) the presentation of certain fair value changes for financial liabilities measured at fair value. It also amends certain disclosure requirements associated with the fair value of financial instruments. ASU No. 2016-01 is effective for fiscal years beginning after December 15, 2017, and interim periods within those annual periods. The Company anticipates that the adoption of this standard will not have a material impact on the Company’s financial position, results of operations, and cash flows.

In February 2016, the FASB issued new guidance, ASU No. 2016-02, Leases (Topic 842). The main difference between current U.S. GAAP and the new guidance is the recognition of lease liabilities based on the present value of remaining lease payments and corresponding lease assets for operating leases under current U.S. GAAP with limited exception. Additional qualitative and quantitative disclosures are also required by the new guidance. Topic 842 is effective for annual reporting periods (including interim reporting periods) beginning after December 15, 2018. Early adoption is permitted. The Company is in the process of evaluating the amendments to determine if they have a material impact on the Company’s financial position, results of operations, cash flows or disclosures.

In August 2016, the FASB issued ASU 2017-01 that changes the definition of a business to assist entities with evaluating when a set of transferred assets and activities is a business. The guidance requires an entity to evaluate if substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or a group of similar identifiable assets; if so, the set of transferred assets and activities is not a business. ASU 2017-01 also requires a business to include at least one substantive process and narrows the definition of outputs by more closely

Intellipharmaceutics International Inc.
Notes to the consolidated financial statements
November 30, 2018, 2017 and 2016
(Stated in U.S. dollars)

3.
Significant accounting policies (continued)

(u)
Future accounting pronouncements (continued)

aligning it with how outputs are described in ASC 606.1. ASU 2017-01 is effective for public business entities for fiscal years beginning after December 15, 2017, and interim periods within those years. Early adoption is permitted. The Company does not expect the adoption of the amendments to have a material impact on the Company’s financial position, results of operations, cash flows or disclosures.

In May 2017, the FASB issued ASU 2017-09 in relation to Compensation —Stock Compensation (Topic 718), Modification Accounting. The amendments provide guidance on changes to the terms or conditions of a share-based payment award, which require an entity to apply modification accounting in Topic 718. The amendments are effective for all entities for annual periods, and interim periods within those annual periods, beginning after December 15, 2017. Early adoption is permitted, including adoption in any interim period, for (1) public business entities for reporting periods for which financial statements have not yet been issued and (2) all other entities for reporting periods for which financial statements have not yet been made available for issuance. The amendments should be applied prospectively to an award modified on or after the adoption date. The Company does not expect the adoption of the amendments to have a material impact on the Company’s financial position, results of operations, cash flows or disclosures.

4.
Accounts receivable

The Company currently has no debt agreements in place whereby any amount of receivables serve as collateral. The Company has no off-balance-sheet credit exposures and has no foreclosed or repossessed assets. Accounts receivable are carried on the consolidated balance sheet net of allowance for doubtful accounts. This provision is established based on the Company’s best estimates regarding the ultimate recovery of balances for which collection is uncertain. As at November 30, 2018, the Company has an account receivable balance of $305,912 (2017 - $756,468) and an allowance for doubtful accounts of $66,849 (2017 - $66,849). Risks and uncertainties and credit quality information related to accounts receivable have been disclosed in Note 17.

Intellipharmaceutics International Inc.
Notes to the consolidated financial statements
November 30, 2018, 2017 and 2016
(Stated in U.S. dollars)

5.
Property and equipment

	Computer equipment	Computer software	Furniture and fixtures	Laboratory equipment	Leasehold improvements	Laboratory equipment under capital lease	Computer equipment under capital lease	Total
Cost
Balance at November 30, 2016	$295,296	$124,151	$129,860	$3,933,693	$1,205,811	$276,300	$76,458	$6,041,569
Additions	235,454	31,908	42,638	1,353,110	235,641	-	-	1,898,751
Balance at November 30, 2017	530,750	156,059	172,498	5,286,803	1,441,452	276,300	76,458	7,940,320
Additions	20,336	-	-	80,842	-	-	-	101,178
Balance at November 30, 2018	551,086	156,059	172,498	5,367,645	1,441,452	276,300	76,458	8,041,498

Accumulated depreciation
Balance at November 30, 2016	238,672	117,506	109,243	2,290,074	1,143,792	179,422	73,222	4,151,931
Depreciation	47,811	13,622	10,747	379,158	49,154	19,376	970	520,838
Balance at November 30, 2017	286,483	131,128	119,990	2,669,232	1,192,946	198,798	74,192	4,672,769
Depreciation	77,179	12,465	10,501	413,576	82,835	15,500	680	612,736
Balance at November 30, 2018	363,662	143,593	130,491	3,082,808	1,275,781	214,298	74,872	5,285,505

Net book value at:
November 30, 2017	$244,267	$24,931	$52,508	$2,617,571	$248,506	$77,502	$2,266	$3,267,551
Balance at November 30, 2018	$187,424	$12,466	$42,007	$2,284,837	$165,671	$62,002	$1,586	$2,755,993

As at November 30, 2018, there was $595,589 (November 30, 2017 - $728,309; November 30, 2016 - $266,963) of laboratory equipment that was not available for use and therefore, no depreciation has been recorded for such laboratory equipment.

As at November 30, 2018, there was $Nil (November 30, 2017 - $75,005) unpaid balance for purchased equipment. During the year ended November 30, 2018, the Company recorded depreciation expense within cost of goods sold of $2,352 (November 30, 2017 - $13,877; November 30, 2016 - $Nil).

Property and equipment are reviewed for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. Impairment is assessed by comparing the carrying amount of an asset with the sum of the undiscounted cash flows expected from its use and disposal, and as such requires the Company to make significant estimates on expected revenues from the commercialization of its products and services and the related expenses. The Company records a write-down for long-lived assets which have been abandoned and do not have any residual value. For the year ended November 30, 2018, the Company recorded a $Nil write-down of long-lived assets (2017 - $Nil; 2016 – $Nil).

Intellipharmaceutics International Inc.
Notes to the consolidated financial statements
November 30, 2018, 2017 and 2016
(Stated in U.S. dollars)

6.
Accrued liabilities

	November 30, 2018	November 30, 2017
	$	$

Professional fees	229,170	400,796
Property taxes	-	111,970
Interest	17,413	54,110
Other	106,564	215,493
	353,147	782,369

7.
Due to related parties

Convertible debentures

Amounts due to the related parties are payable to entities controlled by two shareholders who are also officers and directors of the Company.

	November 30,	November 30,
	2018	2017
Convertible debenture payable to two directors and officers of the Company, unsecured, 12% annual interest rate, Payable monthly (“2013 Debenture”)	$1,350,000	$1,290,465
Convertible debenture payable to two directors and officers of the Company, unsecured, 10% annual interest rate, Payable monthly (“2018 Debenture”)	$440,358	-
	$1,790,358	$1,290,465

On January 10, 2013, the Company completed a private placement financing of the unsecured convertible 2013 Debenture (as defined above) in the original principal amount of $1.5 million, which had an original maturity date of January 1, 2015. The 2013 Debenture bears interest at a rate of 12% per annum, payable monthly, is pre-payable at any time at the option of the Company and is convertible at any time into common shares at a conversion price of $30.00 per common share at the option of the holder.

Dr. Isa Odidi and Dr. Amina Odidi, shareholders, directors and executive officers of the Company purchased the 2013 Debenture and provided the Company with the $1.5 million of the proceeds for the 2013 Debenture.

Effective October 1, 2014, the maturity date of the 2013 Debenture was extended to July 1, 2015. Under ASC 470-50, the change in the debt instrument was accounted for as a modification of debt. The increase in the fair value of the conversion option at the date of the modification, in the amount of $126,414, was recorded as a reduction in the carrying value of the debt instrument with a corresponding increase to Additional paid-in-capital. The carrying amount of the debt instrument is accreted over the remaining life of the 2013 Debenture using a 15% effective rate of interest.

Effective June 29, 2015, the July 1, 2015 maturity date for the 2013 Debenture was further extended to January 1, 2016. Under ASC 470-50, the change in the maturity date of the debt instrument resulted in an extinguishment of the original 2013 Debenture as the change in the fair value of the embedded conversion option was greater than 10% of the carrying amount of the 2013 Debenture. In accordance with ASC 470-50-40, the 2013 Debenture was recorded at fair value. The difference between the fair value of the convertible 2013 Debenture after the extension and the net carrying value of the 2013 Debenture prior to the extension of $114,023 was recognized as a loss on the statement of operations and comprehensive loss. The carrying amount of the debt instrument was accreted to the face amount of the 2013 Debenture over the remaining life of the 2013 Debenture using a 14.6% effective rate of interest.

Intellipharmaceutics International Inc.
Notes to the consolidated financial statements
November 30, 2018, 2017 and 2016
(Stated in U.S. dollars)

7.
Due to related parties (continued)

Convertible debentures (continued)

Effective December 8, 2015, the January 1, 2016 maturity date of the 2013 Debenture was extended to July 1, 2016. Under ASC 470-50, the change in the debt instrument was accounted for as a modification of debt.

The increase in the fair value of the conversion option at the date of the modification, in the amount of $83,101, was recorded as a reduction in the carrying value of the debt instrument with a corresponding increase to Additional paid-in-capital. The carrying amount of the debt instrument is accreted over the remaining life of the 2013 Debenture using a 6.6% effective rate of interest.

Effective May 26, 2016, the July 1, 2016 maturity date of the 2013 Debenture was extended to December 1, 2016. Under ASC 470-50, the change in the debt instrument was accounted for as a modification of debt. The increase in the fair value of the conversion option at the date of the modification, in the amount of $19,808, was recorded as a reduction in the carrying value of the debt instrument with a corresponding increase to Additional paid-in-capital. The carrying amount of the debt instrument was accreted over the remaining life of the 2013 Debenture using a 4.2% effective rate of interest.

Effective December 1, 2016, the maturity date of the 2013 Debenture was extended to April 1, 2017 and a principal repayment of $150,000 was made at the time of the extension. Under ASC 470-50, the change in the debt instrument was accounted for as a modification of debt. The increase in the fair value of the conversion option at the date of the modification, in the amount of $106,962, was recorded as a reduction in the carrying value of the debt instrument with a corresponding increase to Additional paid-in-capital. The carrying amount of the debt instrument is accreted over the remaining life of the 2013 Debenture using a 26.3% effective rate of interest.

Effective March 28, 2017, the maturity date of the 2013 Debenture was extended to October 1, 2017. Under ASC 470-50, the change in the debt instrument was accounted for as a modification of debt. The increase in the fair value of the conversion option at the date of the modification, in the amount of $113,607, was recorded as a reduction in the carrying value of the debt instrument with a corresponding increase to Additional paid-in-capital. The carrying amount of the debt instrument is accreted over the remaining life of the 2013 Debenture using a 15.2% effective rate of interest.

Effective September 28, 2017, the maturity date of the 2013 Debenture was extended to October 1, 2018. Under ASC 470-50, the change in the debt instrument was accounted for as a modification of debt. The increase in the fair value of the conversion option at the date of the modification, in the amount of $53,227, was recorded as a reduction in the carrying value of the debt instrument with a corresponding increase to Additional paid-in-capital. The carrying amount of the debt instrument is accreted over the remaining life of the 2013 Debenture using a 4.9% effective rate of interest.

Effective October 1, 2018, the maturity date for the 2013 Debenture was extended to April 1, 2019. Under ASC 470-50, the change in the debt instrument was accounted for as a modification of debt. There was no change in the fair value of the conversion option at the date of the modification. The carrying amount of the debt instrument is accreted over the remaining life of the 2013 Debenture using a nominal effective rate of interest.

On September 10, 2018, the Company completed a private placement financing of the unsecured convertible 2018 Debenture (as defined above) in the principal amount of $0.5 million. The 2018 Debenture will mature on September 1, 2020. The 2018 Debenture bears interest at a rate of 10% per annum, payable monthly, is pre-payable at any time at the option of the Company and is convertible at any time into common shares of the Company at a conversion price of $3.00 per common share at the option of the holder. Dr. Isa Odidi and Dr. Amina Odidi, who are shareholders, directors and executive officers of the Company provided the Company with the $0.5 million of the proceeds for the 2018 Debenture.

At issuance, as the conversion price was lower than the market share price, the beneficial conversion feature valued at September 10, 2018 of $66,667 was allocated to Additional paid-in capital. The fair value of the 2018 Debenture will subsequently be accreted over the remaining life of the 2018 Debenture using an effective rate of interest of 7.3%.

Intellipharmaceutics International Inc.
Notes to the consolidated financial statements
November 30, 2018, 2017 and 2016
(Stated in U.S. dollars)

7.
Due to related parties (continued)

Convertible debentures (continued)

Accreted interest expense during the year ended November 30, 2018 is $66,560 (2017 - $219,497; 2016 - $79,245), and has been included in the consolidated statements of operations and comprehensive loss.

In addition, the coupon interest on the convertible debentures for the year ended November 30, 2018 is $172,977 (2017 - $162,530; 2016 - $180,370), and has also been included in the consolidated statements of operations and comprehensive loss.

8.
Employee costs payable

As at November 30, 2018, the Company had $222,478 (2017 - $214,980) accrued vacation payable to certain employees. This balance is due on demand and therefore presented as current liabilities.

9.
Lease obligations

On December 1, 2015, the Company entered into a new lease agreement for the premises that it currently operates from, as well the adjoining property which is owned by the same landlord, for a 5 year term with a 5 year renewal option. The Company also has an option to purchase the combined properties after March 1, 2017 and up to November 30, 2020 based on a fair value purchase formula. Future minimum lease payments under leases with terms of one year or more are as follows at November 30, 2018:

Operating Lease
Year ending November 30,
$

2019	180,436
2020	180,436
360,872

10.
Capital stock

Authorized, issued and outstanding

(a)
The Company is authorized to issue an unlimited number of common shares, all without nominal or par value and an unlimited number of preference shares. As at November 30, 2018, the Company had 18,252,243 (November 30, 2017 – 3,470,451; November 30, 2016 – 2,978,999) common shares issued and outstanding and no preference shares issued and outstanding. As of November 30, 2018, there were 1,030,000 common shares to be issued due to exercise of 2018 Pre-Funded Warrants (as defined below), which were issued subsequently in December 2018.

Two officers and directors of IPC owned directly and through their family holding company (“Odidi Holdco”) 578,131 (2017 – 578,131) common shares or approximately 3% (2017 – 17%) of IPC.

Each common share of the Company entitles the holder thereof to one vote at any meeting of shareholders of the Company, except meetings at which only holders of a specified class of shares are entitled to vote.

Holders of common shares of the Company are entitled to receive, as and when declared by the board of directors of the Company, dividends in such amounts as shall be determined by the board.

The holders of common shares of the Company have the right to receive the remaining property of the Company in the event of liquidation, dissolution, or winding-up of the Company, whether voluntary or involuntary.

The preference shares may at any time and from time to time be issued in one or more series. The board of directors will, by resolution, from time to time, before the issue thereof, fix the rights, privileges, restrictions and conditions attaching to the preference shares of each series. Except as required by law, the holders of any series of preference shares will not as such be entitled to receive notice of, attend or vote at any meeting of the shareholders of the Company. Holders of preference

Intellipharmaceutics International Inc.
Notes to the consolidated financial statements
November 30, 2018, 2017 and 2016
(Stated in U.S. dollars)

10.
Capital stock (continued)

Authorized, issued and outstanding (continued)

shares will be entitled to preference with respect to payment of dividends and the distribution of assets in the event of liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, or any other distribution of the assets of the Company among its shareholders for the purpose of winding up its affairs, on such shares over the common shares of the Company and over any other shares ranking junior to the preference shares.

(b)
In November 2013, the Company entered into an equity distribution agreement with Roth Capital Partners, LLC (“Roth”), pursuant to which the Company originally could from time to time sell up to 530,548 of the Company’s common shares for up to an aggregate of $16.8 million (or such lesser amount as may then be permitted under applicable exchange rules and securities laws and regulations) through at-the-market issuances on Nasdaq or otherwise. Under the equity distribution agreement, the Company was able at its discretion, from time to time, offer and sell common shares through Roth or directly to Roth for resale to the extent permitted under Rule 415 under the Securities Act of 1933, as amended, at such time and at such price as were acceptable to the Company, from time to time, by means of ordinary brokers’ transactions on Nasdaq or otherwise at market prices prevailing at the time of sale or as determined by the Company. The Company has paid Roth a commission, or allowed a discount, of 2.75% of the gross proceeds that the Company received from any sales of common shares under the equity distribution agreement. The Company also agreed to reimburse Roth for certain expenses relating to the at-the-market offering program.

During the year ended November 30, 2018, an aggregate of Nil (2017 – 110,815; 2016 – 147,126) common shares were sold on Nasdaq for gross proceeds of $Nil (2017- $2,541,640; 2016 - $3,469,449), with net proceeds to the Company of $Nil (2017 - $2,468,474; 2016 - $3,368,674), respectively, under the at-the-market offering program. In March 2018, the Company terminated its continuous offering under the prospectus supplement dated July 18, 2017 and prospectus dated July 17, 2017 in respect of its at-the-market program.

The underwriting agreement relating to the October 2018 offering described in Note 10 restricts the Company’s ability to use this equity distribution agreement. It contains a prohibition on the Company: (i) for a period of two years following the date of the underwriting agreement, from directly or indirectly in any at-the-market or continuous equity transaction, offer to sell, or otherwise dispose of shares of capital stock of the Company or any securities convertible into or exercisable or exchangeable for its shares of capital stock or (ii) for a period of five years following the closing, effecting or entering into an agreement to effect any issuance by the Company of common shares or common shares equivalents involving a certain variable rate transactions under an at-the-market offering agreement, whereby the Company may issue securities at a future determined price, except that, on or after the date that is two years after the closing, the Company may enter into an at-the-market offering agreement.

(c)
Direct costs related to the Company’s filing of a base shelf prospectus filed in May 2014 and declared effective in June 2014, direct costs related to the base shelf prospectus filed in May 2017 and certain other on-going costs related to the at the-market facility are recorded as deferred offering costs and are being amortized and recorded as share issuance costs against share offerings. For the year ended November 30, 2017, the Company recorded $137,363 as a financing cost in the statements of operations and comprehensive loss related to the base shelf prospectus filed in May 2014 and expired in July 2017 and to the at-the-market facility. For the year ended November 30, 2018, costs directly related to the at the-market facility of $Nil (2017 - $73,166; 2016 - $100,775) were recorded in share offering costs and $337,887 (2017 - $220,573; 2016 - $258,287) of deferred costs were amortized and recorded in share offering costs related to the at the-market facility and base shelf prospectus. For the year ended November 30, 2018, the Company recorded $174,802 as a financing cost in the statements of operations and comprehensive loss related to the at-the-market offering program filed in November 2013.

(d)
In June 2016, the Company completed an underwritten public offering of 322,981 units of common shares and warrants, at a price of $16.10 per unit, as further described in Note 14. The warrants are

Intellipharmaceutics International Inc.
Notes to the consolidated financial statements
November 30, 2018, 2017 and 2016
(Stated in U.S. dollars)

10.
Capital stock (continued)

Authorized, issued and outstanding (continued)

currently exercisable, have a term of five years and an exercise price of $19.30 per common share. The Company issued at the initial closing of the offering an aggregate of 322,981 common shares and warrants to purchase an additional 161,490 common shares. The underwriter also purchased at such closing additional warrants at a purchase price of $0.01 per warrant to acquire 24,223 common shares pursuant to the over-allotment option exercised in part by the underwriter. The Company subsequently sold an aggregate of 45,946 additional common shares at the public offering price of $16.10 per share in connection with subsequent partial exercises of the underwriter’s over- allotment option. The closings of these partial exercises brought the total net proceeds from the offering to $5,137,638, after deducting the underwriter’s discount and offering expenses. The warrants are considered to be indexed to the Company’s own stock and are therefore classified as equity under ASC topic 480 Distinguishing Liabilities from Equity. The Company recorded $4,764,777 as the value of common shares under Capital stock and $1,175,190 as the value of the warrants under Additional paid-in-capital in the consolidated statements of shareholders’ equity (deficiency). The Company has disclosed the terms used to value the warrants in Note 14.

The direct costs related to the issuance of these units of common shares and warrants were $802,329 and were recorded as an offset against the statement of shareholders’ equity (deficiency) with $643,593 being recorded under Capital stock and $158,736 being recorded under Additional paid-in-capital.

(e)
In October 2017, the Company completed a registered direct offering of 363,636 common shares at a price of $11.00 per share. The Company also issued to the investors warrants to purchase an aggregate of 181,818 common shares (the “October 2017 Warrants”). The warrants became exercisable six months following the closing date, will expire 30 months after the date they became exercisable, have a term of three years and have an exercise price of $12.50 per common share. The Company also issued to the placement agents warrants to purchase 18,181 common shares at an exercise price of $13.75 per share (the “October 2017 Placement Agent Warrants”). The holders of October 2017 Warrants and October 2017 Placement Agent Warrants are entitled to a cashless exercise under which the number of shares to be issued will be based on the number of shares for which warrants are exercised times the difference between the market price of the common share and the exercise price divided by the market price. The October 2017 Warrants and the October 2017 Placement Agent Warrants are considered to be indexed to the Company’s own stock and are therefore classified as equity under ASC topic 480 Distinguishing Liabilities from Equity.

The Company recorded $3,257,445 as the value of common shares under Capital stock and $742,555 as the value of the October 2017 Warrants under Additional paid-in-capital in the consolidated statements of shareholders’ equity (deficiency). The Company has disclosed the terms used to value the warrants in Note 14.

The direct costs related to the issuance of the common shares, October 2017 Warrants and October 2017 Placement Agent Warrants were $500,492 and were recorded as an offset against the statement of shareholders’ equity (deficiency) with $391,580 being recorded under Capital stock and $108,912 being recorded under Additional paid-in-capital.

(f)
In March 2018, the Company completed two registered direct offerings of an aggregate of 883,333 common shares at a price of $6.00 per share. The Company also issued to the investors warrants to purchase an aggregate of 441,666 common shares (the “March 2018 Warrants”). The warrants became exercisable six months following the closing date, will expire 30 months after the date they became exercisable, and have an exercise price of $6.00 per common share. The Company also issued to the placement agents warrants to purchase 44,166 common shares at an exercise price of $7.50 per share (the “March 2018 Placement Agent Warrants”). The holders of March 2018 Warrants and March 2018 Placement Agent Warrants are entitled to a cashless exercise under which the number of shares to be issued will be based on the number of shares for which warrants are exercised times the difference between the market price of the common share and the exercise price divided by the market price. The March 2018 Warrants and March 2018 Placement Agent Warrants are

Intellipharmaceutics International Inc.
Notes to the consolidated financial statements
November 30, 2018, 2017 and 2016
(Stated in U.S. dollars)

10.
Capital stock (continued)

Authorized, issued and outstanding (continued)

considered to be indexed to the Company’s own stock and are therefore classified as equity under ASC topic 480 Distinguishing Liabilities from Equity.

The Company recorded $4,184,520 as the value of common shares under Capital stock and $1,115,480 as the value of the March 2018 Warrants under Additional paid-in-capital in the consolidated statements of shareholders’ equity (deficiency). The Company has disclosed the terms used to value the warrants in Note 14.

The direct costs related to the issuance of the common shares and warrants were $831,357 including the cost of warrants issued to the placement agents. These direct costs were recorded as an offset against the statement of shareholders’ equity (deficiency) with $656,383 being recorded under Capital stock and $174,974 being recorded under Additional paid-in-capital.

(g)
In October 2018, the Company completed an underwritten public offering in the United States, resulting in the sale to the public of 827,970 Units at $0.75 per Unit, which are comprised of one common share and one warrant (the “2018 Unit Warrants”) exercisable at $0.75 per share. The Company concurrently sold an additional 1,947,261 common shares and warrants to purchase 2,608,695 common shares exercisable at $0.75 per share (the “2018 Option Warrants’) pursuant to the over-allotment option exercised in part by the underwriter. The price of the common shares issued in connection with exercise of the over-allotment option was $0.74 per share and the price for the warrants issued in connection with the exercise of the over-allotment option was $0.01 per warrant, less in each case the underwriting discount. In addition, the Company issued 16,563,335 pre-funded units (“2018 Pre-Funded Units’), each 2018 Pre-Funded Unit comprising of one pre-funded warrant (a “2018 Pre-Funded Warrant”) to purchase one common share and one warrant (a “2018 Warrant”, and together with the 2018 Unit Warrants and the 2018 Option Warrants, the “2018 Firm Warrants”) to purchase one common share. The 2018 Pre-Funded Units were offered to the public at $0.74 each and a 2018 Pre-Funded Warrant is exercisable at $0.01 per share. Each 2018 Firm Warrant is exercisable immediately and has a term of five years and each 2018 Pre-Funded Warrant is exercisable immediately and until all 2018 Pre-Funded Warrants are exercised. The Company also issued warrants to the placement agents to purchase 1,160,314 common shares at an exercise price of $0.9375 per share (the “October 2018 Placement Agent Warrants”), which were exercisable immediately upon issuance. In aggregate, the Company issued 2,775,231 common shares, 16,563,335 2018 Pre-Funded Warrants and 20,000,000 2018 Firm Warrants in addition to 1,160,314 October 2018 Placement Agent Warrants.

The Company raised $14,344,906 in gross proceeds as part of October 2018 underwritten public offering. The Company recorded $1,808,952 as the value of common shares under Capital stock and $279,086 as the value of the 2018 Firm Warrants and $12,256,868 as the value of the 2018 Pre-Funded Warrants under Additional paid-in-capital in the consolidated statements of shareholders’ equity (deficiency). During the year ended November 30, 2018, 12,153,334 2018 Pre-Funded Warrants were exercised for proceeds of $121,553, and the Company recorded a charge of $4,262,526 from Additional paid in capital to common shares under Capital stock. The Company has disclosed the terms used to value these warrants in Note 14.

As of November 30, 2018, there were 1,030,000 common shares to be issued due to exercise of 2018 Pre-Funded Warrants; no other October 2018 Warrants had been exercised.

The direct costs related to the issuance of the common shares and warrants issued in October 2018 were $2,738,710 including the cost of October 2018 Placement Agent Warrants in the amount of $461,697. These direct costs were recorded as an offset against the statement of shareholders’ equity (deficiency) with $345,363 being recorded under Capital stock and $2,393,347 being recorded under Additional paid-in-capital.

Intellipharmaceutics International Inc.
Notes to the consolidated financial statements
November 30, 2018, 2017 and 2016
(Stated in U.S. dollars)

11.
Options

All grants of options to employees after October 22, 2009 are made from the Employee Stock Option Plan (the “Employee Stock Option Plan”). The maximum number of common shares issuable under the Employee Stock Option Plan is limited to 10% of the issued and outstanding common shares of the Company from time to time, or 1,825,224 based on the number of issued and outstanding common shares as at November 30, 2018. As at November 30, 2018, 279,257 options are outstanding and there were 1,545,967 options available for grant under the Employee Stock Option Plan. Each option granted allows the holder to purchase one common share at an exercise price not less than the closing price of the Company's common shares on the TSX on the last trading day prior to the grant of the option. Options granted under these plans typically have a term of 5 years with a maximum term of 10 years and generally vest over a period of up to three years.

In August 2004, the Board of Directors of IPC Ltd. approved a grant of 276,394 performance-based stock options, to two executives who were also the principal shareholders of IPC Ltd. The vesting of these options is contingent upon the achievement of certain performance milestones. A total of 276,394 performance-based stock options have vested as of November 30, 2018. Under the terms of the original agreement these options were to expire in September 2014. Effective March 27, 2014, the Company’s shareholders approved the two year extension of the performance-based stock option expiry date to September 2016. Effective April 19, 2016, the Company’s shareholders approved a further two year extension of the performance-based stock option expiry date to September 2018. As a result of the modification of the performance-based stock option expiry date, the Company recorded additional compensation costs of $1,177,782 related to vested performance options during the year ended November 30, 2016. Effective May 15, 2018, the Company’s shareholders approved a further two year extension of the performance-based stock option expiry date to September 2020. As a result of the modification of the performance-based stock option expiry date, the Company recorded additional compensation costs of $45,793 related to vested performance options during the year ended November 30, 2018. These options were outstanding as at November 30, 2018.

In the year ended November 30, 2018, Nil (2017 – 37,600; 2016 - 35,500) stock options were granted to management and other employees and Nil (2017 – 12,000; 2016 - 10,500) stock options were granted to members of the Board of Directors.

The fair value of each option grant is estimated on the date of grant using the Black-Scholes Option-Pricing Model, consistent with the provisions of ASC topic 718. Option pricing models require the use of subjective assumptions, changes in these assumptions can materially affect the fair value of the options. The Company calculates expected volatility based on historical volatility of the Company’s peer group that is publicly traded for options that have an expected life that is more than nine years. For options that have an expected life of less than nine years the Company uses its own volatility. The expected term, which represents the period of time that options granted are expected to be outstanding, is estimated based on the historical average of the term and historical exercises of the options. The risk-free rate assumed in valuing the options is based on the U.S. treasury yield curve in effect at the time of grant for the expected term of the option. The expected dividend yield percentage at the date of grant is Nil as the Company is not expected to pay dividends in the foreseeable future. The weighted average fair value of employee stock options granted was estimated using the following assumptions:

	November 30,	November 30,	November 30,
	2018	2017	2016

Volatility	-	71.7%	65.2%
Risk-free interest rate	-	1.56%	0.620%
Expected life (in years)	-	5.49	5.00
Dividend yield	-	-	-
The weighted average grant date
fair value of options granted	-	$7.50	$12.00

11.
Options (continued)

Details of stock option transactions in Canadian dollars (“C$”) are as follows:

	November 30, 2018			November 30, 2017			November 30, 2016
		Weighted			Weighted			Weighted
		average	Weighted		average	Weighted		average	Weighted
		exercise	average		exercise	average		exercise	average
	Number of	price per	grant date	Number of	price per	grant date	Number of	price per	grant date
	options	share	fair value	options	share	fair value	options	share	fair value
		$	$		$	$		$	$
Outstanding,
beginning of year	582,811	32.00	17.20	539,246	34.80	18.80	506,200	38.90	22.10
Granted	-	-	-	49,600	11.70	7.50	46,000	24.20	12.00
Exercised	-	-	-	(200)	23.20	12.00	(2,750)	25.70	16.80
Forfeiture	(25,533)	20.36	14.19	-	-	-	-	-	-
Expired	(1,627)	291.07	228.92	(5,835)	126.40	96.00	(10,204)	192.40	132.90
Balance,
end of year	555,651	31.75	16.69	582,811	32.00	17.20	539,246	34.80	18.80

Options
exercisable,
end of year	544,619	32.16	16.91	522,106	33.00	17.90	439,661	34.90	19.60

As of November 30, 2018, the exercise prices, weighted average remaining contractual life of outstanding options and weighted average grant date fair values were as follows:

	Options outstanding				Options exercisable
		Weighted	Weighted	Weighted		Weighted	Weighted
		average	average	average		average	average
		exercise	remaining	grant		exercise	grant
Exercise	Number	price per	contract	date	Number	price per	date
price	outstanding	share	life (years)	fair value	exercisable	share	fair value
$		$		$		$	$

Under 25	109,067	17.99	2.66	9.75	98,035	14.14	10.15
26.00 - 50.00	446,584	35.11	1.98	29.25	446,584	35.11	29.25
	555,651	31.75			544,619	32.16

Total unrecognized compensation cost relating to the unvested performance-based stock options at November 30, 2018 is approximately $Nil (2017 - $788,887; 2016 - $2,366,659). During the year ended November 30, 2018, specific performance conditions were met as the FDA approved one ANDA for certain drugs, resulting in the vesting of 27,640 performance-based stock options. As a result, a stock-based compensation expense of $793,795 relating to these stock options was recognized in research and development expense (2017 - $1,577,772; 2016 - $620,632).

Intellipharmaceutics International Inc.
Notes to the consolidated financial statements
November 30, 2018, 2017 and 2016
(Stated in U.S. dollars)

11.
Options (continued)

For the year ended November 30, 2018, no options were exercised. For the year ended November 30, 2017, 200 options were exercised for cash consideration of $1,742. For the year ended November 30, 2016, 2,750 options were exercised for a cash consideration of $52,868.

The following table summarizes the components of stock-based compensation expense.

	November 30,	November 30,	November 30,
	2018	2017	2016
	$	$	$

Research and development	883,064	1,654,051	1,995,805
Selling, general and administrative	44,622	95,948	265,639
	927,686	1,749,999	2,261,444

The Company has estimated its stock option forfeitures to be approximately 4% at November 30, 2018 (2017 – 4%; 2016 – 4%).

12.
Deferred share units

Effective May 28, 2010, the Company’s shareholders approved a Deferred Share Unit (“DSU”) Plan to grant DSUs to its non-management directors and reserved a maximum of 11,000 common shares for issuance under the plan. The DSU Plan permits certain non-management directors to defer receipt of all or a portion of their board fees until termination of the board service and to receive such fees in the form of common shares at that time. A DSU is a unit equivalent in value to one common share of the Company based on the trading price of the Company's common shares on the TSX.

Upon termination of board service, the director will be able to redeem DSUs based upon the then market price of the Company's common shares on the date of redemption in exchange for any combination of cash or common shares as the Company may determine.

During the years ended November 30, 2018 and 2017, one non-management board member elected to receive director fees in the form of DSUs under the Company’s DSU Plan. As at November 30, 2018, 10,279 (2017 – 9,413) DSUs are outstanding and 721 (2017 – 1,587) DSUs are available for grant under the DSU Plan. The Company recorded the following amounts related to DSUs for each of the three years ended November 30, 2018, 2017 and 2016 in Additional paid in capital and accrued the following amounts as at November 30, 2018, 2017 and 2016:

	November 30, 2018		November 30, 2017		November 30, 2016
	$	shares	$	shares	$	shares

Additional paid in capital	7,565	866	30,355	1,738	31,628	1,674
Accrued liability	-	-	7,562	866	7,261	235

13.
Restricted share units

Effective May 28, 2010, the Company’s shareholders approved a Restricted Share Unit (“RSU”) Plan for officers and employees of the Company and reserved a maximum of 33,000 common shares for issuance under the plan. The RSU Plan will form part of the incentive compensation arrangements available to officers and employees of the Company and its designated affiliates. An RSU is a unit equivalent in value to one common share of the Company. Upon vesting of the RSUs and the corresponding issuance of common shares to the participant, or on the forfeiture and cancellation of the RSUs, the RSUs credited to the participant’s account will be cancelled. No RSUs have been issued under the plan.

Intellipharmaceutics International Inc.
Notes to the consolidated financial statements
November 30, 2018, 2017 and 2016
(Stated in U.S. dollars)

14.
Warrants

All of the Company’s outstanding warrants are considered to be indexed to the Company’s own stock and are therefore classified as equity under ASC 480. The warrants, in specified situations, provide for certain compensation remedies to a holder if the Company fails to timely deliver the shares underlying the warrants in accordance with the warrant terms.

In the registered direct unit offering completed in March 2013, gross proceeds of $3,121,800 were received through the sale of the Company’s units comprised of common share and warrants.

The offering was the sale of 181,500 units at a price of $17.20 per unit, with each unit consisting of one common share and a five year warrant to purchase 0.25 of a common share at an exercise price of $21.00 per share (the “March 2013 Warrants”).

The fair value of the March 2013 Warrants of $407,558 were initially estimated at closing using the Black-Scholes Option Pricing Model, using volatilities of 63%, risk free interest rates of 0.40%, expected life of 5 years, and dividend yield of Nil. As at November 30, 2018, no March 2013 Warrants are outstanding.

In the underwritten public offering completed in July 2013, gross proceeds of $3,075,000 were received through the sale of the Company’s units comprised of common shares and warrants. The offering was the sale of 150,000 units at a price of $20.50 per unit, each unit consisting of one common share and a five year warrant to purchase 0.25 of a common share at an exercise price of $25.50 per share (the “July 2013 Warrants”). As at November 30, 2018, no July 2013 Warrants are outstanding.

The fair value of the July 2013 Warrants of $328,350 were initially estimated at closing using the Black-Scholes Option Pricing Model, using volatilities of 62.4%, risk free interest rates of 0.58%, expected life of 5 years, and dividend yield of Nil.

In the underwritten public offering completed in June 2016, gross proceeds of $5,200,000 were received through the sale of the Company’s units comprised of common shares and warrants. The Company issued at the initial closing of the offering an aggregate of 322,981 common shares and warrants to purchase an additional 161,490 common shares, at a price of $16.10 per unit. The warrants are currently exercisable, have a term of five years and an exercise price of $19.30 per common share. The underwriter also purchased at such closing additional warrants (collectively with the warrants issued at the initial closing, the “June 2016 Warrants”) at a purchase price of $0.01 per warrant to acquire 24,223 common shares pursuant to the over-allotment option exercised in part by the underwriter. The fair value of the June 2016 Warrants of $1,175,190 was initially estimated at closing using the Black-Scholes Option Pricing Model, using volatility of 64.1%, risk free interest rates of 0.92%, expected life of 5 years, and dividend yield of Nil. The June 2016 Warrants currently outstanding are detailed below.

In the registered direct offering completed in October 2017, gross proceeds of $4,000,000 were received through the sale of the Company’s common shares and warrants. The Company issued at the closing of the offering an aggregate of 363,636 common shares at a price of $11.00 per share and warrants to purchase an additional 181,818 common shares. The October 2017 Warrants became exercisable six months following the closing date, will expire 30 months after the date they became exercisable, and have an exercise price of $12.50 per common share. The Company also issued the October 2017 Placement Agents Warrants to purchase 18,181 common shares at an exercise price of $13.75 per share. The holders of October 2017 Warrants and October 2017 Placement Agent Warrants are entitled to a cashless exercise under which the number of shares to be issued will be based on the number of share for which warrants are exercised times the difference between the market price of the common share and the exercise price divided by the market price. The fair value of the October 2017 Warrants of $742,555 was initially estimated at closing using the Black- Scholes Option Pricing Model, using volatility of 73.67%, risk free interest rates of 1.64%, expected life of 3 years, and dividend yield of Nil.

The fair value of the October 2017 Placement Agents Warrants was estimated at $86,196 using the Black-Scholes Option Pricing Model, using volatility of 73.67%, a risk free interest rate of 1.64%, an expected life of 3 years, and a dividend yield of Nil.

Intellipharmaceutics International Inc.
Notes to the consolidated financial statements
November 30, 2018, 2017 and 2016
(Stated in U.S. dollars)

14.
Warrants (continued)

The October 2017 Warrants and the October 2017 Placement Agent Warrants currently outstanding are detailed below.

In the two registered direct offerings completed in March 2018, gross proceeds of $5,300,000 were received through the sale of the Company’s common shares and warrants. The Company issued at the closing of the offering an aggregate of 883,333 common shares at a price of $6.00 per share and the March 2018 Warrants to purchase an additional 441,666 common shares. The March 2018 Warrants became exercisable six months following the closing date, will expire 30 months after the date they became exercisable and have an exercise price of $6.00 per common share. The Company also issued the March 2018 Placement Agent Warrants to purchase 44,166 common shares at an exercise price of $7.50 per share. The holders of March 2018 Warrants and March 2018 Placement Agent Warrants are entitled to a cashless exercise under which the number of shares to be issued will be based on the number of share for which warrants are exercised times the difference between the market price of the common share and the exercise price divided by the market price. The fair value of the March 2018 Warrants of $1,115,480 was initially estimated at closing using the Black- Scholes Option Pricing Model, using volatility of 70%, risk free interest rates of 2.44% and 2.46%, expected life of 3 years, and dividend yield of Nil.

The fair value of the March 2018 Placement Agent Warrants was estimated at $141,284 using the Black-Scholes Option Pricing Model, using volatility of 70%, risk free interest rates of 2.44% and 2.46%, an expected life of 3 years, and a dividend yield of Nil. The March 2018 Warrants and the March 2018 Placement Agent Warrants currently outstanding are detailed below.

In October 2018, the Company completed an underwritten public offering in the United States, resulting in the sale to the public of 827,970 Units at $0.75 per Unit, which are comprised of one common share and one 2018 Unit Warrant (as defined above) exercisable at $0.75 per share. The Company concurrently sold an additional 1,947,261 common shares and 2,608,695 2018 Option Warrants exercisable at $0.75 per share pursuant to the over-allotment option exercised in part by the underwriter. The price of the common shares issued in connection with exercise of the over-allotment option was $0.74 per share and the price for the warrants issued in connection with the exercise of the over-allotment option was $0.01 per warrant, less in each case the underwriting discount. In addition, the Company issued 16,563,335 2018 Pre-Funded Units (as defined above), each 2018 Pre-Funded Unit consisting of one 2018 Pre-Funded Warrant (as defined above) to purchase one common share and one 2018 Warrant (as defined above) to purchase one common share. The 2018 Pre-Funded Units were offered to the public at $0.74 each and a 2018 Pre-Funded Warrant is exercisable at $0.01 per share. Each 2018 Firm Warrant is exercisable immediately and has a term of five years and each 2018 Pre-Funded Warrant is exercisable immediately and until all 2018 Pre-Funded Warrants are exercised. The Company also issued the October 2018 Placement Agent Warrants to the placement agents to purchase 1,160,314 common shares at an exercise price of $0.9375 per share, which were exercisable immediately upon issuance. In aggregate, in October 2018, the Company issued 2,775,231 common shares, 16,563,335 2018 Pre-Funded Warrants and 20,000,000 2018 Firm Warrants in addition to 1,160,314 October 2018 Placement Agent Warrants.

The fair value of the 2018 Firm Warrants of $279,086 was initially estimated at closing using the Black-Scholes Option Pricing Model, using volatility of 92%, risk free interest rates of 3.02%, expected life of 5 years, and dividend yield of Nil. The fair value of the October 2018 Placement Agents Warrants was estimated at $461,697 using the Black-Scholes Option Pricing Model, using volatility of 92%, risk free interest rates of 3.02%, an expected life of 5 years, and a dividend yield of Nil.

The fair value of the 2018 Pre-Funded Warrant of $12,256,868 and the fair value of the 2018 Firm Warrants of $279,086, respectively, were recorded under Additional paid-in-capital in the consolidated statements of shareholders’ equity (deficiency).

During the year ended November 30, 2018, 12,153,334 2018 Pre-Funded Warrants were exercised for proceeds of $121,553, and the Company recorded a charge of $4,262,526 from Additional paid-in-capital to common shares under Capital stock.

As at November 30, 2018, 4,410,001 2018 Pre-Funded Warrants are outstanding which are exercisable immediately at $0.01 per share. In addition, the following table provides information on the 22,123,623 warrants including 2018 Firm Warrants outstanding and exercisable as of November 30, 2018:

Intellipharmaceutics International Inc.
Notes to the consolidated financial statements
November 30, 2018, 2017 and 2016
(Stated in U.S. dollars)

14.
Warrants (continued)

				Shares issuable
Warrant	Exercise price	Number outstanding	Expiry	upon exercise

June 2016 Warrants	$19.30	277,478	June 2, 2021	138,739
October 2017 Warrants	$12.50	181,818	October 13, 2020	181,818
October 2017 Placement
Agent Warrants	$13.750	18,181	October 13, 2020	18,181
March 2018 Warrants	$6.00	291,666	March 16, 2021	291,666
March 2018 Warrants	$6.00	150,000	March 21, 2021	150,000
March 2018 Placement
Agent Warrants	$7.50	29,166	March 16, 2021	29,166
March 2018 Placement
Agent Warrants	$7.50	15,000	March 21, 2021	15,000
2018 Firm Warrants	$0.75	20,000,000	October 16, 2023	20,000,000
2018 Pre-Funded Warrants	$0.01	4,410,001	October 16, 2023	4,410,001
October 2018 Placement
Agent Warrants	$0.9375	1,160,314	October 16, 2023	1,160,314
		26,533,624		26,394,885

During the year ended November 30, 2018, other than Pre-Funded Warrants as noted above, there were no cash exercises in respect of warrants (2017 – 33,602; 2016 – 83,210) and no cashless exercise (2017 - Nil; 2016 - Nil) of warrants, resulting in the issuance of Nil (2017 – 16,801; 2016 – 35,791) and Nil (2017 - Nil; 2016 - Nil) common shares, respectively. For the warrants exercised, the Company recorded a charge to capital stock of $Nil (2017 - $430,573; 2016 - $1,030,719) comprised of proceeds of $Nil (2017 - $324,258; 2016 - $700,653) and the associated amount of $Nil (2017 - $106,315; 2016 - $330,066) previously recorded in Additional paid-in-capital.

Intellipharmaceutics International Inc.
Notes to the consolidated financial statements
November 30, 2018, 2017 and 2016
(Stated in U.S. dollars)

14.
Warrants (continued)

Details of warrant transactions for the years ended November 30, 2018 and 2017 are as follows:

	Outstanding, December 1, 2017	Issued	Expired	Exercised	Rounding on consolidation	Outstanding, November 30, 2018
March 2013 Warrants	149,174	-	(149,174)	-	-	-
July 2013 Warrants	87,000	-	(87,000)	-	-	-
June 2016 Warrants	277,872	-	-	-	(394)	277,478
October 2017 Warrants	181,818	-	-	-	-	181,818
October 2017 Placement
Agent Warrants	18,181	-	-	-	-	18,181
March 2018 Warrants	-	441,666	-	-	-	441,666
March 2018 Placement
Agent Warrants	-	44,166	-	-	-	44,166
2018 Firm Warrants	-	20,000,000	-	-	-	20,000,000
2018 Pre-Funded Warrants	-	16,563,335	-	(12,153,334)	-	4,410,001
October 2018 Placement
Agent Warrants	-	1,160,314	-	-	-	1,160,314
	714,045	38,209,481	(236,174)	(12,153,334)	(394)	26,533,624

	March 2013 Warrants	July 2013 Warrants	June 2016 Warrants	October 2017 Warrants	October 2017 Placement Agent Warrants	Total
Outstanding, December 1, 2016	149,174	87,000	311,474	-	-	547,648
Issued	-	-	-	181,818	18,181	199,999
Exercised	-	-	(33,602)	-	-	(33,602)
Outstanding, November 30, 2017	149,174	87,000	277,872	181,818	18,181	714,045

Intellipharmaceutics International Inc.
Notes to the consolidated financial statements
November 30, 2018, 2017 and 2016
(Stated in U.S. dollars)

15.
Income taxes

The Company files Canadian income tax returns for its Canadian operations. Separate income tax returns are filed as locally required.

The total provision for income taxes differs from the amount which would be computed by applying the Canadian income tax rate to loss before income taxes. The reasons for these differences are as follows:

	November 30,	November 30,	November 30,
	2018	2017	2016
	%	%	%

Statutory income tax rate	26.5	26.5	26.5

	$	$	$

Statutory income tax recovery	(3,643,080)	(2,347,222)	(2,688,048)
Increase (decrease) in income taxes
Non-deductible expenses/
non-taxable income	263,650	488,769	640,481
Change in valuation allowance	4,861,770	2,128,819	2,683,775
Investment tax credit	(466,052)	-	-
Financing costs booked to equity	(1,049,430)	(269,715)	(281,063)
Difference in foreign tax rates	290	(651)	-
True up of tax returns	11,029	-	(356,095)
Tax loss expired and other	21,823	-	950
	-	-	-

The Company recognizes deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax basis of assets and liabilities and certain carry-forward balances. Significant temporary differences and carry-forwards are as follows:

	November 30,	November 30,	November 30,
	2018	2017	2016
	$	$	$

Deferred tax assets
Non-capital loss carry-forwards	11,847,710	8,972,285	7,427,516
Book and tax basis differences
on assets and liabilities	1,041,360	863,215	3,409,343
Other	2,586,070	2,681,375	-
Investment tax credit	3,354,760	2,865,404	2,405,365
Undeducted research and
development expenditures	4,870,130	4,158,178	3,710,274
Capital loss carryforwards	326,060	326,064	-
Share issuance cost	1,152,750	436,427	-
Net operating loss carryforwards	-	14,135	-
	25,178,840	20,317,083	16,952,498
Valuation allowances for
deferred tax assets	(25,178,840)	(20,317,083)	(16,952,498)
Net deferred tax assets	-	-	-

Intellipharmaceutics International Inc.
Notes to the consolidated financial statements
November 30, 2018, 2017 and 2016
(Stated in U.S. dollars)

15.
Income taxes (continued)

At November 30, 2018, the Company had cumulative operating losses available to reduce future years’ income for income tax purposes:

Canadian income tax losses expiring
in the year ended November 30,	Federal
$

2028	182,222
2029	555,539
2030	3,373,079
2031	5,532,739
2032	5,750,053
2033	4,562,538
2034	149,927
2035	2,634,823
2036	5,341,606
2037	5,694,760
2038	10,931,052
44,708,338

At November 30, 2018, the Company had a cumulative carry-forward pool of Canadian Federal SR&ED expenditures in the amount of approximately $18,377,849 (2017 - $15,690,203) which can be carried forward indefinitely.

At November 30, 2018, the Company had approximately $3,483,828 (2017 - $2,976,546) of unclaimed ITCs which expire from 2025 to 2038. These credits are subject to a full valuation allowance as they are not more likely than not to be realized.

The net deferred tax assets have been fully offset by a valuation allowance because it is not more likely than not the Company will realize the benefit of these deferred tax assets. The Company does not have any recognized tax benefits as of November 30, 2018 or November 30, 2017.

The Company files unconsolidated federal income tax returns domestically and in foreign jurisdictions. The Company has open tax years from 2009 to 2018 with tax jurisdictions including Canada and the U.S. These open years contain certain matters that could be subject to differing interpretations of applicable tax laws and regulations, as they relate to amount, timing, or inclusion of revenues and expenses.

The Company did not incur any interest expense related to uncertain tax positions in 2018, 2017 and 2016 or any penalties in those years. The Company had no accrued interest and penalties as of November 30, 2018, 2017 and 2016.

The Company had no unrecognized tax benefits in 2018, 2017 and 2016, and the Company does not expect that the unrecognized tax benefit will increase within the next twelve months.

16.
Contingencies

From time to time, the Company may be exposed to claims and legal actions in the normal course of business. As at November 30, 2018, and continuing as at February 22, 2019, the Company is not aware of any pending or threatened material litigation claims against the Company, other than as described below.

In November 2016, the Company filed an NDA for its abuse-deterrent oxycodone hydrochloride extended release tablets (formerly referred to as RexistaTM) (“Oxycodone ER”) product candidate, relying on the 505(b)(2) regulatory pathway, which allowed the Company to reference data from Purdue Pharma L.P.'s file for its OxyContin® extended release oxycodone hydrochloride. The Oxycodone ER application was accepted by the FDA for further review in February 2017. The Company certified to the FDA that it believed its Oxycodone ER product candidate would not infringe any of the OxyContin® patents listed in the Orange Book, or that such patents are invalid, and so notified Purdue Pharma L.P. and the other owners of the subject patents listed in the Orange Book of such certification. On April 7, 2017, the Company had received notice that Purdue Pharma L.P., Purdue Pharmaceuticals L.P., The P.F. Laboratories, Inc., or collectively

Intellipharmaceutics International Inc.
Notes to the consolidated financial statements
November 30, 2018, 2017 and 2016
(Stated in U.S. dollars)

16.
Contingencies (continued)

the Purdue parties, Rhodes Technologies, and Grünenthal GmbH, or collectively the Purdue litigation plaintiffs, had commenced patent infringement proceedings against the Company in the U.S. District Court for the District of Delaware (docket number 17-392) in respect of the Company’s NDA filing for Oxycodone ER, alleging that its proposed Oxycodone ER infringes 6 out of the 16 patents associated with the branded product OxyContin®, or the OxyContin® patents, listed in the Orange Book. The complaint seeks injunctive relief as well as attorneys' fees and costs and such other and further relief as the Court may deem just and proper. An answer and counterclaim have been filed.

Subsequent to the above-noted filing of lawsuit, 4 further such patents were listed and published in the Orange Book. The Company then similarly certified to the FDA concerning such further patents. On March 16, 2018, the Company received notice that the Purdue litigation plaintiffs had commenced further such patent infringement proceedings against the Company adding the 4 further patents. This lawsuit is also in the District of Delaware federal court under docket number 18-404.

As a result of the commencement of the first of these legal proceedings, the FDA is stayed for 30 months from granting final approval to the Company’s Oxycodone ER product candidate. That time period commenced on February 24, 2017, when the Purdue litigation plaintiffs received notice of the Company’s certification concerning the patents, and will expire on August 24, 2019, unless the stay is earlier terminated by a final declaration of the courts that the patents are invalid, or are not infringed, or the matter is otherwise settled among the parties.

On or about June 26, 2018 the court issued an order to sever 6 overlapping patents from the second Purdue case, but ordered litigation to proceed on the 4 new (2017-issued) patents. An answer and counterclaim was filed July 9, 2018. The existence and publication of additional patents in the Orange Book, and litigation arising therefrom, is an ordinary and to be expected occurrence in the course of such litigation.

On July 6, 2018 the court issued a so-called “Markman” claim construction ruling on the first case and the October 22, 2018 trial date remained unchanged. The Company believes that it has non-infringement and/or invalidity defenses to all of the asserted claims of the subject patents in both of the cases and will vigorously defend against these claims.

On July 24, 2018, the parties to the case mutually agreed to and did have dismissed without prejudice the infringement claims related to the Grünenthal ‘060 patent. The Grünenthal ‘060 patent is one of the six patents included in the original litigation case, however, the dismissal does not by itself result in a termination of the 30-month litigation stay.

On October 4, 2018, the parties mutually agreed to postpone the scheduled court date pending a case status conference scheduled for December 17, 2018. At that time, further trial scheduling and other administrative matters were postponed pending the Company’s anticipated resubmission of the Oxycodone ER NDA to the FDA, which is due no later than February 28, 2019.

In July 2017, three complaints were filed in the U.S. District Court for the Southern District of New York that were later consolidated under the caption Shanawaz v. Intellipharmaceutics Int’l Inc., et al., No. 1:17-cv-05761 (S.D.N.Y.). The lead plaintiffs filed a consolidated amended complaint on January 29, 2018. In the amended complaint, the lead plaintiffs assert claims on behalf of a putative class consisting of purchasers of the Company’s securities between May 21, 2015 and July 26, 2017. The amended complaint alleges that the defendants violated Sections 10(b) and 20(a) of the Securities Exchange Act of 1934 and Rule 10b-5 promulgated thereunder by making allegedly false and misleading statements or failing to disclose certain information regarding the Company’s NDA for Oxycodone ER abuse-deterrent oxycodone hydrochloride extended release tablets. The complaint seeks, among other remedies, unspecified damages, attorneys’ fees and other costs, equitable and/or injunctive relief, and such other relief as the court may find just and proper.

On March 30, 2018, the Company and the other defendants filed a motion to dismiss the amended complaint for failure to state a valid claim. The defendants’ motion to dismiss was granted in part, and denied in part, in an Order dated December 17, 2018. In its Order, the court dismissed certain of the plaintiffs’ securities claims to the extent that the claims were based upon statements describing the Oxycodone ER product’s abuse-deterrent features and its bioequivalence to OxyContin. However, the court allowed the claims to

Intellipharmaceutics International Inc.
Notes to the consolidated financial statements
November 30, 2018, 2017 and 2016
(Stated in U.S. dollars)

16.
Contingencies (continued)

proceed to the extent plaintiffs challenged certain public statements describing the contents of the Company’s Oxycodone ER NDA.  Defendants filed an answer to the amended complaint on January 7, 2019, and discovery is ongoing.  The Company and the other defendants intend to vigorously defend themselves against the remainder of the claims asserted in the consolidated action.

On February 21, 2019, the Company and its CEO, Dr. Isa Odidi, received a Statement of Claim concerning an action against them in the Superior Court of Justice of Ontario under the caption Victor Romita, plaintiff, and Intellipharmaceutics International Inc and Isa Odidi, defendants. The action seeks certification as a class action and alleges that certain public statements made by the Company in the period February 29, 2016 to July 26, 2017 knowingly or negligently contained or omitted material facts concerning the Company’s NDA for Oxycodone ER abuse-deterrent oxycodone hydrochloride extended release tablets. The plaintiff alleges that he suffered loss and damages as a result of trading in the Company’s shares on the Toronto Stock Exchange during the above-noted period. The claim seeks, among other remedies, unspecified damages, legal fees and court and other costs as the court may permit. At this time, the action has not been certified as a class action. The Company intends to vigorously defend against the claims asserted in this action.

17.
Financial instruments

(a)
Fair values

The Company follows ASC topic 820, “Fair Value Measurements” which defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. The provisions of ASC topic 820 apply to other accounting pronouncements that require or permit fair value measurements. ASC topic 820 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date; and establishes a three level hierarchy for fair value measurements based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date.

Inputs refers broadly to the assumptions that market participants would use in pricing the asset or liability, including assumptions about risk. To increase consistency and comparability in fair value measurements and related disclosures, the fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The three levels of the hierarchy are defined as follows:

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly for substantially the full term of the financial instrument.

Level 3 inputs are unobservable inputs for asset or liabilities.

The categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

(i)
The Company calculates expected volatility based on historical volatility of the Company’s peer group that is publicly traded for options that have an expected life that is more than eight years (Level 2) while the Company uses its own historical volatility for options that have an expected life of eight years or less (Level 1).

(ii)
The Company calculates the interest rate for the conversion option based on the Company’s estimated cost of raising capital (Level 2).

An increase/decrease in the volatility and/or a decrease/increase in the discount rate would have resulted in an increase/decrease in the fair value of the conversion option and warrants.

Fair value of financial assets and financial liabilities that are not measured at fair value on a recurring basis are as follows:

	November 30, 2018		November 30, 2017
	Carrying	Fair	Carrying	Fair
	amount	value	amount	value
	$	$	$	$
Financial Liabilities
Convertible debentures(i)	1,790,358	1,795,796	1,290,465	1,316,386

(i)
The Company calculates the interest rate for the convertible debentures and due to related parties based on the Company’s estimated cost of raising capital and uses the discounted cash flow model to calculate the fair value of the convertible debentures and the amounts due to related parties.

Intellipharmaceutics International Inc.
Notes to the consolidated financial statements
November 30, 2018, 2017 and 2016
(Stated in U.S. dollars)

17.
Financial instruments (continued)

(a)
Fair values (continued)

The carrying values of cash, accounts receivable, accounts payable, accrued liabilities and employee cost payable approximates their fair values because of the short-term nature of these instruments.

(b)
Interest rate and credit risk

Interest rate risk is the risk that the value of a financial instrument might be adversely affected by a change in interest rates. The Company does not believe that the results of operations or cash flows would be affected to any significant degree by a sudden change in market interest rates, relative to interest rates on cash and the convertible debenture due to the short-term nature of these obligations.

Trade accounts receivable potentially subjects the Company to credit risk. The Company provides an allowance for doubtful accounts equal to the estimated losses expected to be incurred in the collection of accounts receivable.

The following table sets forth details of the aged accounts receivable that are not overdue as well as an analysis of overdue amounts and the related allowance for doubtful accounts:

	November 30,	November 30,
	2018	2017
	$	$

Total accounts receivable	305,912	756,468
Less allowance for doubtful accounts	(66,849)	(66,849)
Total accounts receivable, net	239,063	689,619

Not past due	239,063	689,619
Past due for more than 31 days
but no more than 120 days	-	5,176
Past due for more than 120 days	66,849	61,673
Total accounts receivable, gross	305,912	756,468

Financial instruments that potentially subject the Company to concentration of credit risk consist principally of uncollateralized accounts receivable. The Company’s maximum exposure to credit risk is equal to the potential amount of financial assets. For the year ended November 30, 2018 and 2017, two customers accounted for substantially all the revenue and all the accounts receivable of the Company.

The Company is also exposed to credit risk at period end from the carrying value of its cash. The Company manages this risk by maintaining bank accounts with a Canadian Chartered Bank. The Company’s cash is not subject to any external restrictions.

(c)
Foreign exchange risk

The Company has balances in Canadian dollars that give rise to exposure to foreign exchange (“FX”) risk relating to the impact of translating certain non-U.S. dollar balance sheet accounts as these statements are presented in U.S. dollars. A strengthening U.S. dollar will lead to a FX loss while a weakening U.S. dollar will lead to a FX gain. For each Canadian dollar balance of $1.0 million, a +/- 10% movement in the Canadian currency held by the Company versus the U.S. dollar would affect the Company’s loss and other comprehensive loss by $0.1 million.

Intellipharmaceutics International Inc.
Notes to the consolidated financial statements
November 30, 2018, 2017 and 2016
(Stated in U.S. dollars)

17.
Financial instruments (continued)

 (d)
Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty raising liquid funds to meet commitments as they fall due. In meeting its liquidity requirements, the Company closely monitors its forecasted cash requirements with expected cash drawdown.

The following are the contractual maturities of the undiscounted cash flows of financial liabilities as at November 30, 2018:

	Less than	3 to 6	6 to 9	9 months	Greater than
	3 months	months	months	to 1 year	1 year	Total
	$	$	$	$	$	$
Third parties
Accounts payable	2,643,437	-	-	-	-	2,643,437
Accrued liabilities	353,147	-	-	-	-	353,147
Related parties
Employee costs payable	222,478	-	-	-	-	222,478
Convertible debentures (Note 7)	52,274	1,376,805	12,603	12,466	537,808	1,991,956
	3,271,336	1,376,805	12,603	12,466	537,808	5,211,018

18.
Segmented information

The Company's operations comprise a single reportable segment engaged in the research, development and manufacture of novel and generic controlled-release and targeted-release oral solid dosage drugs. As the operations comprise a single reportable segment, amounts disclosed in the financial statements for revenue, loss for the period, depreciation and total assets also represent segmented amounts. In addition, all of the Company's long-lived assets are in Canada. The Company’s license and commercialization agreement with Par accounts for substantially all of the revenue of the Company.

	November 30,	November 30,	November 30,
	2018	2017	2016
	$	$	$

Revenue
United States	1,712,731	5,504,452	2,247,002
	1,712,731	5,504,452	2,247,002

Total assets
Canada	11,474,227	7,396,781	7,974,689

Total property and equipment
Canada	2,755,993	3,267,551	1,889,638

19.
Subsequent event

In December 2018, a principal repayment of $300,000 was made for the 2013 Debenture to Drs. Isa and Amina Odidi.